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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Witmer                       Donald                    B.
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   (Last)                       (First)                   (Middle)

                            2525 Collier Canyon Road
--------------------------------------------------------------------------------
                                    (Street)

  Livermore                        California             94551
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

                                        March 27, 2003
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Home Director, Inc. (HMDR.OB)

________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     Chairman of the Board and Chief Executive Officer
     ____________________________________________________________________
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|  Form filed by One Reporting Person

     |_|  Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------

Common Stock                             43,298 Shares               D
-----------------------------------------------------------------------------------------------------------------------------------

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===================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

*     If the form is filed by more than one reporting person, see Instruction
      5(b)(v).

Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct     6. Nature of
                         ----------------------                            or               Exercise       (D) or        Indirect
                         Date       Expira-                                Number           Price of       Indirect      Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)           Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)    (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
Option                  Currently     1/25/2011   Common Stock             1,730            $362.84         D
-----------------------------------------------------------------------------------------------------------------------------------

Option                  Currently(1)  9/24/2011   Common Stock             6,890            $ 72.57         D
-----------------------------------------------------------------------------------------------------------------------------------

Option                  Currently     6/26/2012   Common Stock             1,378            $  3.63         D
-----------------------------------------------------------------------------------------------------------------------------------

Option                  Currently(2)  6/26/2012   Common Stock             4,961            $  3.63         D
-----------------------------------------------------------------------------------------------------------------------------------

Option(3)                4/1/2003(4)  1/16/2013   Common Stock             180,000          $  3.75         D
-----------------------------------------------------------------------------------------------------------------------------------

Warrant                 Currently      2/5/2005   Common Stock              4,331           $ 25.40         D

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===================================================================================================================================

Explanation of Responses:

(1) 1/4 of the shares underlying the option vested on September 24, 2001 and the remainder vest quarterly over a two-year period commencing on September 24, 2001.
(2) The shares underlying the option vest quarterly over a two year period commencing on June 26, 2002.
(3) The shares underlying the option are subject to and may not be exercised prior to the approval of Home Director's stockholders of an amendment to Home
Director's stock option plan.
(4) The shares underlying the option vest quarterly over a three-year period commencing on April 1, 2003.





/s/  Donald B. Witmer                                        March  27, 2003
----------------------------------------------           -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.